UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65886

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UOB Global Equity Sales LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

592 Fifth Avenue
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Berkenfeld	212-398-6633	hberkenfeld@uobglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cohn Reznick LLP
(Name – if individual, state last, first, and middle name)

1301 Avenue of Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Howard Berkenfeld</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>UOB Global Equity Sales, LLC</u> , as of <u>12/31</u> , 2 <u>025</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *HBld*

Title: Manager / CCO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- X (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

REPORT PURSUANT TO RULE 17a-5(e)(3)
and Reports of Independent Registered Public
Accounting Firm

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2025 AND 2024

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

TABLE OF CONTENTS



CohnReznick LLP
cohnreznick.com

CohnReznick

Report of Independent Registered Public Accounting Firm

To the Member
UOB Global Equity Sales LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of UOB Global Equity Sales LLC (the "Company"), as of December 31, 2025 and 2024, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

CohnReznick LLP

New York, New York
February 18, 2026

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS		
Cash and cash equivalents	$ 862,444	$ 555,322
Receivables from customers	52,387	196,739
Prepaid expenses	499	586
Total Assets	$ 915,330	$ 752,647
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued expenses	$ 73,631	$ 64,049
Due to Parent	14,486	18,418
Total Liabilities	88,117	82,467
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY	827,213	670,180
Total Liabilities and Member's Equity	$ 915,330	$ 752,647

See accompanying notes to financial statements.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)
STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
REVENUES		
Management fees	$ 450,152	$ 377,628
Incentive fees	-	114,870
Interest income	14,240	1 0,937
Total Revenues	464,392	503,435
EXPENSES		
Payroll and benefits	183,072	193,119
Rent	18,000	18,000
Professional fees	62,672	59,880
Compliance fees	19,750	17,750
Administration fees	12,000	12,000
Licenses and fees	4,407	5,891
Other	3,452	71
Total general and administrative expenses	303,353	306,711
Provision for income taxes	4,006	3,934
NET INCOME	$ 157,033	$ 192,790

See accompanying notes to financial statements.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)
STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Member's Equity - January 1	$ 670,180	$ 477,390
Net Income	157,033	192,790
Member's Equity - December 31	$ 827,213	$ 670,180

See accompanying notes to financial statements.

-4-

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)
STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 157,033	$ 192,790
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Prepaid expenses	87	144
Receivables from customers	144,352	(155,275)
Accrued expenses	9,582	38,105
Due to Parent	(3,932)	(31,487)
Net Cash Provided By Operating Activities	150,089	44,277
Cash and Cash Equivalents -Beginning of Year	555,322	511,045
Cash and Cash Equivalents - End of Year	$ 862,444	$ 555,322

See accompanying notes to financial statements.

1. ORGANIZATION

UOB Global Equity Sales LLC (the "Company") was established as a limited liability company ("LLC") in the state of New York on November 22, 2002. The Company commenced operations in September 2003, when the Company became a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of UOB Global Capital LLC (the "Parent") which represents the sole Member.

The Company relies on Footnote 74 to SEC Release 34-70073. The Company's activities have been limited to acting as a placement agent for alternative investments, including, but not limited to, hedge funds, private equity funds, etc. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's principal business office is located in New York City.

Since the Company is an LLC, the member is not liable for the debts, obligations or liabilities of the Company, whether arising in tort, contract or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Income is recognized as earned and expenses are recognized as incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Effective January 1, 2023, the Company adopted ASC 326 and accordingly the Company has concluded that expected credit losses are based on historical loss information. No historical losses occurred or were expected to occur, therefore, no allowance for credit losses is necessary.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)**

Cash and cash equivalents

Cash and cash equivalents consists primarily of cash on deposit and money market funds that are readily convertible into cash and purchased with an original maturity of three months or less.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update No. 2014-09.

Revenue from Contracts with Customers, and all related amendments. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes revenue once there is evidence of an arrangement, performance obligation is identified, the fee revenue is determined and the performance obligation has been satisfied at a point in time. The Company enters into fee referral agreements with asset/investment management companies ("Investment Advisors"), whereby the Company earns a referral and/or incentive fee for its role in referring investors to the Investment Advisors. Fees are paid on a quarterly and/or annual basis and are determined by the amount of the investment multiplied by the agreed-upon fee-sharing percentage.

Receivables from Customers

Accounts receivable are stated at the amount the Company expects to collect. The determination of the amount of uncollectible accounts is based on the amount of credit extended, estimated creditworthiness of the counterparty

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)**

Receivable from Customers (cont'd)

assumed by management, and the length of time a receivable has been outstanding. Other factors are considered by management on a case-by-case basis.

Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. For financial assets measured at amortized cost (e.g., receivables from customers), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses based on the nature and contractual life or expected life of the financial assets. No allowance for credit losses was recorded as of December 31, 2025 and 2024.

Income Taxes

As a single-member LLC, the Company is considered a disregarded entity for federal and New York State income tax purposes. A provision for the New York City Unincorporated Business Tax of $4,006 and $3,934 has been made for the years ended December 31, 2025 and 2024, respectively.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period, including the technical merits of those positions. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company is subject to examinations by taxing authorities. All years subsequent to and including 2022 remain open to examinations.

Segment Reporting

In November 2023, FASB issued Accounting Standards Update ("ASU") 2023-07 that focuses on improving reportable segment disclosures to better help understand the Company's overall performance and assess potential future cash flows. The Company adopted ASC 2023-07. See Note 7.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)**

    Subsequent Events

    In accordance with FASB ASC 855, *Subsequent Events,* the Company has evaluated subsequent events through February 18, 2026, the date on which these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

3. **MANAGEMENT AND INCENTIVE FEES**

    Management and incentive fees are calculated by the investment advisors according to the advisory agreement they have with each investor. Management fees are calculated based upon an agreed-upon rate and the contributed assets or the value of the assets under management. Incentive fees are calculated at an agreed-upon rate and are dependent on the performance of the investment under management. The Company receives a portion of the management and/or incentive fees for its activities as a placement agent according to its agreement(s) with the investment advisors. Generally, such fees are earned and collected quarterly in arrears.

4. **RELATED PARTIES**

    Pursuant to a cost-sharing agreement (the "Agreement") between the Parent and the Company, the Parent acts as the common paymaster for certain compensation and overhead costs incurred on behalf of the Company. In addition, pursuant to the Agreement, the Parent acts as the common paymaster for certain non-compensation related expenses incurred by itself and the Company. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs that are subject to an allocation (the "Allocated Costs") between the Company and the Parent. Allocated Costs generally consist of salaries and related benefits paid for shared personnel, as well as other overhead costs. The Agreement provides that allocations of shared employee compensation costs between the Company and the Parent are based on the estimated amount of time spent by employees on behalf of the Company and the Parent.

    In addition, the Agreement provides that the allocation of other overhead costs is based primarily on the estimated usage of such services by the Company and the Parent. Total Allocated Costs charged to the Company by the Parent are included in the accompanying statements of operations and amounted to $173,814 for each of the years ended December 31, 2025 and 2024. The amount due to the Parent is $14,486 and $18,418 as of December 31, 2025 and 2024, respectively.

5. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2025 and 2024, the Company's regulatory net capital was $765,727 and $464,540, respectively, which exceeded the Company's minimum net capital requirement of $5,874 and $5,498 at December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024, aggregate indebtedness was $88,117 and $82,467, respectively. At December 31, 2025 and 2024, the Company's ratio of aggregate indebtedness to net capital was 0.115 to 1 and 0.178 to 1, respectively.

6. CONCENTRATION OF CREDIT RISK

The Company places its cash, which may at times be in excess of Federal Deposit Insurance Corporation limits, with high credit quality financial institutions and attempts to limit the amount of credit exposure with any one institution. Accounts receivable are from Investment Advisors for which the Company reviews their backgrounds and credit history before entering into agreements. Allowances for possible losses are based on factors surrounding the credit risk of the investment advisor, historical trends and other information. As of and for the year ended December 31, 2025, two customers accounted for 93.0% of the Company's receivables from customers and revenue.

7. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer acting as a placement agent for alternative investments, including, but not limited to, hedge funds, private equity funds, etc. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends to the Parent. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

SUPPLEMENTAL INFORMATION

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2025

	2025
NET CAPITAL	
Member's equity	$ 827,213
Non-allowable assets	(52,886)
Net Capital before haircut	774,327
Haircut	(8,600)
Net Capital per Rule 15c3-1	$ 765,727
Minimum net capital requirement - greater of 6-2/3 of aggregate indebtedness or $5,000	$ 5,874
Excess Net Capital	$ 759,853
Aggregate Indebtedness	
Accrued expenses and due to Parent	$ 88,117
Ratio of Aggregate Indebtedness to Net Capital	0.115 to 1

There are no material differences between the computation of net capital presented above and the computations of net capital in the Company's unaudited Form X-17A-5, Part II A filing as of December 31, 2025, as filed on January 27, 2026.

See report of independent registered public accounting firm.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION FOR
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2025

The Company is filing an exemption because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to acting as a placement agent for alternative investments, and the Company (a) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ended December 31, 2025 without exception.



CohnReznick LLP
cohnreznick.com

CohnReznick

Report of Independent Registered Public Accounting Firm

To the Member
UOB Global Equity Sales LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UOB Global Equity Sales LLC (the "Company") identified the following provisions of 17 C.F.R. §17a-5(d)(1) and (4) under which the Company claimed an exemption pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about
the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release No. 34-70073.

CohnReznick LLP

New York, New York
February 18, 2026



UOB Global Equity Sales LLC (A Member of the United Overseas Bank Group)
592 FIFTH AVENUE, NEW YORK, N.Y. 10036, USA Phone (212) 398-6633 Fax (212) 398-4030

Exemption Report

UOB Global Equity Sales LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to acting as a placement agent for alternative investments, and the Company:

> (a) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

UOB Global Equity Sales LLC

I, Howard Berkenfeld, swear (or affirm) to my best knowledge and belief, this Exemption report is true and correct.

HBld

By: Howard Berkenfeld
Title: Chief Compliance Officer
Date: February 18, 2026